UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. - In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33 3 0029520-8

PUBLICLY-HELD COMPANY

FINAL DETAILED VOTING CHART

Final detailed voting chart of the Ordinary and Extraordinary Shareholders’ Meeting held on April 30, 2020, at 11 a.m., at the headquarters of the Company, located at Rua do Lavradio, 71, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro, including votes cast through remote voting ballots.

Oi S.A. - In Judicial Reorganization
Ordinary and Extraordinary Shareholders’ Meeting held on April 30, 2020 11 a.m.

	Capital Stock		Treasury Shares		Capital Stock without Treasury Shares
	Common Shares	5,796,477,760	30,595		5,796,447,165
	Preferred Shares	157,727,241	1,811,755		155,915,486
SEQ.	CPF/CNPJ	NAME	TOTAL SHARES (COMMON + PREFERRED)	Agenda: At the Annual General Meeting:				Agenda: At the Extraordinary General Meeting:
				1. Analysis of management accounts, examine, discuss, and vote on the financial statements related to the fiscal year ended on December 31, 2019.	2. Allocation of the results for the fiscal year ended December 31, 2019	3. Establishment of the total annual compensation of Management and members of the Company's Fiscal Council	4. Elect the members of the Fiscal Council and their respective alternates

1. Ratify the election to the Board of Directors, in addition to the term of office of appointed members occupying positions on the Board of Directors, pursuant to article 150 of Law No. 6,404/76 at Meetings of the Board of Directors held on March 4 and 13, 2020.

									2. Re-ratify the overall compensation of the administration approved at the Ordinary and Extraordinary General Meeting held on April 26, 2019.
1	55237	THE BANK OF NEW YORK ADR DEPARTMENT	1,666,154,022	Approve	Approve	Approve	Approve	Approve	Approve
2	20384	VICTOR ADLER	15,200,000	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain
3	13974	HARPIA FUNDO DE INVESTIMENTO DE AÇÕES INVESTIMENTO NO EXTERIOR	4,210,000	Abstain	Abstain	Reject	Abstain	Abstain	Reject
4	53825	TROPICO VALUE FUNDO DE INVESTIMENTO DE AÇÕES	5,300,000	Abstain	Abstain	Reject	Abstain	Abstain	Reject
5	19782	PHT FUNDO DE INVESTIMENTO DE AÇÕES INVESTIMENTO NO EXTERIOR	3,400,000	Abstain	Abstain	Reject	Abstain	Abstain	Reject
6	74663	AFONSO CAMPOS SILVA	2,209	Approve	Approve	Approve	Approve	Approve	Approve
7	70786	MARLON VINICIUS CAVALCANTE DA SILVA	193,306	Approve	Approve	Approve	Approve	Approve	Approve
8	89594	EZEQUIAS GONÇALVES BARRETO DE OLIVEIRA	79,000	Approve	Approve	Reject	Approve	Approve	Reject
9	17496	ANDRE BERTINI DE ALMEIDA	1,300	Approve	Approve	Reject	Approve	Approve	Reject
10	64601	GIOVANI BAIOCCO	860,801	Approve	Approve	Abstain	Reject	Reject	Reject
11	28002	BRATEL S.A.R.L.	314,627,844	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain
12	12383	FELIPE SEABRA NOGUEIRA MARTINS	53,600	Abstain	Abstain	Reject	Approve	Approve	Reject
13	85681	MARCUS NASCIMENTO SANTOS	7,510	Approve	Approve	Reject	Approve	Approve	Reject
14	10519	ANDRE LUIS DE AZEVEDO MELO	4,364	Approve	Approve	Approve	Approve	Approve	Reject
15	12855	CARLOS EDUARDO MULLER	6,500	Abstain	Abstain	Abstain	Abstain	Approve	Abstain
16	11307	BRUNO PALERMO MENDONÇA	550	Approve	Approve	Approve	Approve	Approve	Approve
17	83454	LUIZ AUGUSTO PETRUS LEVY	970,000	Approve	Approve	Approve	Approve	Approve	Reject
18	96132	NICOLAS AMORIM BATISTA	2,014	Approve	Approve	Reject	Approve	Approve	Approve
19	12935	EDSON GONÇALVES SENA	82,100	Approve	Approve	Reject	Approve	Approve	Reject
20	53687	ANDRÉ GUSTAVO SIMÕES ASSUMPÇÃO	17,000	Abstain	Abstain	Reject	Approve	Approve	Reject
21	71102	FUNDAÇÃO ATLANTICO DE SEGURIDADE SOCIAL	11,853,844	Approve	Approve	Approve	Approve	Approve	Approve
22	94534	TIAGO ELIAS DE OLIVEIRA	268,500	Approve	Approve	Reject	Approve	Approve	Reject
23	36582	MIGUEL ANGELO BARBOSA SOARES	161,500	Approve	Approve	Approve	Approve	Approve	Reject
24	30995	MOAT CAPITAL LONG BIAS FIM MASTER	3,302,900	Approve	Approve	Approve	Abstain	Approve	Approve
25	24119	MOAT CAPITAL EQUITY HEDGE MASTER FIM	1,419,300	Approve	Approve	Approve	Abstain	Approve	Approve
26	26491	MOAT CAPITAL FIA MASTER	249,070,600	Approve	Approve	Approve	Abstain	Approve	Approve
27	15111	BRUNO HEINE PEIXOTO	24,100	Approve	Approve	Approve	Approve	Approve	Approve
28	17543	JOÃO ELOI DE MELO	1,000	Approve	Approve	Abstain	Approve	Approve	Approve
29	83568	GUILHERME HONORATO PINHEIRO	8,376	Approve	Approve	Reject	Approve	Approve	Reject
30	27692	BESTINVER SICAV - BESTINVER LATIN AMERICA	3,072,400	Approve	Approve	Approve	Approve	Approve	Approve
31	23487	ARROWSTREET COLLECTIVE INVESTMENT TRUST	1,647,400	Approve	Approve	Approve	Approve	Approve	Approve
32	32484	ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST	918,300	Approve	Approve	Approve	Approve	Approve	Approve
33	24528	ARROWSTREET INTERNATIONAL EQUITY EAFE TRUST FUND	1,261,400	Approve	Approve	Approve	Approve	Approve	Approve
34	15305	CENTURYLINK, INC. DEFINED CONTRIBUTION PLAN MASTER	419,400	Approve	Approve	Approve	Approve	Approve	Approve
35	59871	CIBC LATIN AMERICAN FUND	136,151	Approve	Approve	Approve	Approve	Approve	Approve
36	16878	FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TIL	3,775,800	Approve	Approve	Approve	Approve	Approve	Approve
37	71409	FORD MOTOR CO DEFINED BENEF MASTER TRUST	9,325	Approve	Approve	Approve	Approve	Approve	Approve
38	71409	FORD MOTOR COMPANY OF CANADA, L PENSION TRUST	940	Approve	Approve	Approve	Approve	Approve	Approve
39	85627	GMAM INVESTMENT FUNDS TRUST	1,002,700	Approve	Approve	Approve	Approve	Approve	Approve
40	23384	GOLDENTREE ASSET MANAGEMENT LUX S.A.R.L.	176,953,632	Approve	Approve	Approve	Approve	Approve	Approve
41	31064	INVESCO STRATEGIC EMERGING MARKETS ETF	102,053	Approve	Approve	Approve	Approve	Approve	Approve
42	30918	LAERERNES PENSION FORSIKRINGSAKTIESELSKAB	340,200	Approve	Approve	Approve	Approve	Approve	Approve
43	54797	LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD	434,220	Approve	Approve	Approve	Approve	Abstain	Abstain
44	18048	LVS II LLC	9,249,995	Approve	Approve	Approve	Approve	Approve	Approve
45	27074	LVS III LP	101,960,847	Approve	Approve	Approve	Approve	Approve	Approve
46	17858	MISSOURI EDUCATION PENSION TRUST	1,160,600	Approve	Approve	Approve	Approve	Approve	Approve
47	93173	PIMCO GLOBAL CREDIT OPPORTUNITY MASTER FUND LDC	5,000,000	Approve	Approve	Approve	Approve	Approve	Approve
48	19384	PIMCO TACTICAL OPPORTUNITIES MASTER FUND LTD.	60,315,154	Approve	Approve	Approve	Approve	Approve	Approve
49	59876	RAYTHEON COMPANY MASTER TRUST	953,100	Approve	Approve	Approve	Approve	Approve	Approve
50	93490	SPDR SP EMERGING MARKETS SMALL CAP ETF	3,554,952	Approve	Approve	Approve	Approve	Approve	Approve
51	33600	TAVOLA ABSOLUTO MASTER FIA	26,598,415	Approve	Approve	Approve	Approve	Approve	Approve
52	33589	TAVOLA ABSOLUTO MASTER FUNDO DE INVESTIMENTO MULTI	68,212,815	Approve	Approve	Approve	Approve	Approve	Approve
53	76590	TAVOLA LONG SHORT FIM	1,607,700	Approve	Approve	Approve	Approve	Approve	Approve
54	97540	THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTE	1,572,900	Approve	Approve	Approve	Approve	Approve	Approve
55	15594	WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BEN	732,700	Approve	Approve	Approve	Approve	Approve	Approve
56	27703	WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTF	280,500	Approve	Approve	Approve	Approve	Approve	Approve

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer